FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Proposals Approved by the Board of Directors from Meeting of October 28, 2004

2.	Press Release – Analysis of Consolidated Results for the Period from January through September 2004, Compared to January through September 2003, dated October 29, 2004

BOARD OF DIRECTORS

Meeting of 28 October 2004

Proposals approved by the Board of Directors

1.      Signing of an Instrument of Confession of Debt between Cemig and Furnas, due to the delay in payment of invoices for Initial Contracts, contracts for use of the transmission system, contracts for use of the basic network, the RTE, the seasonal differences, and application of the reduction factor by Aneel, under the General Agreement for the Electricity Sector.

2.      Association Agreement between Cemig, Gasmig, Petrobras and Gaspetro: extension of the limit date for completion of the transaction and creation of a company to hold stockholding interests in companies operating commercially in natural gas distribution.

3.      Contracting of accounting auditing services with Deloitte Touche Tohmatsu, for analysis of the financial statements of the Irapé Consortium, its economic and financial equilibrium and detailing of the sources and uses of funds of the consortium members.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Publicly Traded Company - CNPJ 17.155.730/0001-64

ANNOUNCES THIRD QUARTER 2004 RESULTS

ANALYSIS OF CONSOLIDATED RESULTS FOR THE PERIOD FROM JANUARY THROUGH

SEPTEMBER 2004, COMPARED TO JANUARY THROUGH SEPTEMBER 2003

Belo Horizonte, Brazil, October 29, 2004 – Companhia Energética de Minas Gerais – CEMIG – (BOV:  CMIG4, CMIG3; NYSE: CIG and LATIBEX: XCMIG), the leading electric energy concessionaire in Brazil and its subsidiaries (“CEMIG Companies”) today announced net income of R$ 935 million for the period from January to September 2004, growth of 15% over net income of R$ 813 million for the period from January to September 2003.

The result of the CEMIG Companies through September 2004 has been favorably impacted by the increase in revenues from gross electricity supply due to the 4.8% growth in sales, and the 19.13% increase in tariffs onApril 8, 2004, which was later altered to 14.00% as of May 25, 2004.

Djalma Bastos, President of CEMIG, said of the results: “Once again we were pleased to find out that for the fifth consecutive year we were selected for the Dow Jones Sustainability Index, which reaffirms our certainty that we are on the right path in regards to attending to the long-term interests of our shareholders.

“The growth in sales in the third quarter – more than 5% - was quite strong, with a highlight on industrial consumption, which increased more than 8% over the same period of 2003 thanks to more dynamic economicactivity by the export industries. The increase in revenues, consequently, was even stronger, reaching 25%, which helped us attain an operating result of nearly R$ 1,270 million. This leads us to believe that we will have a very good result for the entire year. Our profit was R$ 935 million in the first nine months of this year, that is, R$  5.77 per thousand shares with cash generation measured by EBITDA of R$ 1,704 million.”

Flávio Decat, Director of Finance, said, “We’ve continued our policy of funding with great success, rolling over practically all the debt maturing in the coming months. Thus with the new maturity dates our debt profile will be longer, greatly relieving our cash flow. This will result in investors better evaluating our capacity to continue financing the expansion of our businesses.”

Gross Electricity Supply

Revenues from gross electricity supply were R$ 6,348 million from January to September 2004, a 20.5% increase over the R$ 5,267 million from January to September 2003. This result was due to the following factors:

•   Average tariff adjustment of 31.53% as of April 8, 2003 (with the full effect seen in 2004 results);

•   Average tariff adjustment of 19.13% as of April 8, 2004, reduced to 14.00%, as of May 25, 2004;

•   Increase of 4.8% in the volume of energy sold.

Among the main consumption classes, industrial and commercial had energy sales volume growth of 6.8% and 3.6%, respectively, compared with a 0.2% reduction in energy sales volume in the residential class.

Revenues from supply (including free energy transactions on the MAE)

Revenues from electricity supply were R$ 30 million from January to September 2004, compared to R$ 50 million from January to September 2003, a reduction of 40.0%. In the previous year extraordinary revenues in the amount of R$ 24 million were registered, referring to CEMIG’s right to reimbursement of the difference between the amounts paid for MAE transactions during the period of the Rationing Program and the amount of R$ 49.26 MWh.

Tariff Adjustment

Through Resolution 83 dated April 7, 2004, ANEEL divulged new energy tariffs to be charged to CEMIG’s consumers, representing an average adjustment of 10.13% as of April 8, 2004.

On May 24, 2004, ANEEL republished the mentioned resolution, reducing the adjustment to approximately 14%.

Billing in the period from April 8 to May 24, 2004, used the adjustment of 19.13%. As of May 25, 2004, billing used the 14.00% adjustment.

CEMIG entered an administrative suit against ANEEL in order to maintain the average adjustment originally published in Resolution 83. Until the mentioned suit is judged, CEMIG is charging its consumers, as of May 25, 2004, the tariffs set forth in Resolution 83, republished by ANEEL on May 24, 2004.

Other Operating Income

Other operating income was R$ 609,000 from January to September 2004, compared to R$ 463,000 from January to September 2003, growth of 31.5%. This increase is mainly due to growth of R$ 138,000 in revenues from gas supply, R$ 332,000 from January to September 2003, due substantially to the 83.23% increase in volume of gas sold – 584,607 m3 in 2004, compared to 319,056 m3 in 2003.

Deferred Tariff Adjustment (RTD)

As a function of the difference between the 37.86% tariff adjustment that CEMIG should have had on April 8, 2003, and the 31.53% adjustment effectively applied, a regulatory asset was recorded, in counterpart to operating income in the amount of R$ 329 million. The amounts recognized as income will be received through a percentage to be applied in the 2004-2007 tariff adjustments.

Operating Expenses

Operating expenses were R$ 3,830 million from January to September 2004, compared to R$ 3,240 million from January to September 2003, an increase of 18.2%. This result is mainly due to increased expenses for Personnel, Retirement Benefits, Transmission Network Use Charges, Gas Purchased for Resale, and Payment to the Energy Development Account (CDE), offsetting a reduction in the Account for Operating Provisions.

As of October 26, 2001, the difference between the sum of uncontrollable costs (also called “CVA”) used as reference in calculating the tariff adjustment and disbursements effectively made, are offset in subsequent tariff adjustments, and are registered in Current Assets and Non-current Assets as anticipated expenses.

The principal variations in the expenses are as follows:

Energy Purchased for Resale

Expenses for electricity purchased for resale represented 28.1% of operating expenses, and were R$ 1,075 million from January to September 2004, a 3.7% increase over the R$ 1,307 million reported from January to September 2003. This result is mainly due to the R$ 43 million increase in expenses related to energytransactions on the MAE and R$ 30 million in energy purchase from Itaipú, partially offset by the R$ 27 millionreduction in initial contract expenses.

Personnel

Personnel expenses from January to September 2004 were R$ 641 million, compared to R$ 501 million from January to September 2003, a 27.9% increase. This result is substantially due to the following factors: (i) 16.2% adjustment to CEMIG employee salaries in November 2003; (ii) Position and Payment Plan (PCR), implemented in 2004; (iii) values provisioned as a function of reopening the Voluntary Retirement Program (PDI) in May 2004, in the amount of R$ 24 million; and (iv) profit-sharing in the amount of R$ 37 million.

Depreciation / Amortization

Depreciation and amortization expenses did not vary significantly between the periods; R$ 435 million from January to September 2004, compared to R$ 422 million from January to September 2003, a 3.1% variation.

Third-party Services

Expenses for third-party services were R$ 237 million from January to September 2004, compared to R$ 220 million from January to September 2003, a variation of 7.7%. This is basically due to adjustment in thecommunication, and maintenance and repair service performance contracts.

Retirement Benefits

The expense for retirement benefits was R$ 80 million from January to September 2004, compared to R$ 36 million from January to September 2003, a 122.2% increase. These expenses basically represent the interest on CEMIG’s actuarial obligations, net of the return expected from the plan’s assets, estimated by the Company’s outside actuary.

Operating Provisions

Operating provisions were R$ 97 million from January to September 2004, compared to R$ 134 million from January to September 2003, a 27.6% reduction. The following items declined: reversal of provisions for civilconsumer suits in 2004, the amounts provisioned for liquidation of doubtful debtors (R$ 44 million from January to September 2004, compared to R$ 66 million from January to September 2003), and the provision for losses from the Extraordinary Tariff Recomposition (R$ 7 million and R$ 32 million in September 2004 and 2003, respectively).

Fuel Consumption Account (CCC)

CCC expenses were R$ 219 million from January to September 2004, compared to R$ 220 million from January to September 2003, a reduction of 0.5%. This account refers to the costs of operating thermo-electric plants on Brazil’s interconnected and isolated systems, partitioned among electricity concessionaires through an ANEEL Resolution.

Charges for Transmission Network Use

The expense for transmission network use charges was R$ 399 million from January to September 2004, compared to R$ 248 million from January to September 2003, a variation of 60.9%. This expense refers to amounts owed by electricity generation and distribution agents for use of the installations and components of the basic network defined by an ANEEL Resolution. The variation is basically due to the 45.25% tariff adjustment on September 30, 2003, as per ANEEL Resolution 307.

Gas Purchased for Resale

The purchase of gas for resale was R$ 216 million from January to September 2004, compared to R$ 126 million from January to September 2003, an increase of 71.4%. This refers to the purchase of gas by GASMIG, with the variation occurring basically to the increased volume of gas acquired; 601,476 thousand m3 from January to September 2004, compared to 319,056 thousand m3 from January to September 2003, an 88.5% variation.

Energy Development Account (CDE)

CDE expenses were R$ 165 million from January to September 2004, compared to R$ 78 million from January to September 2003, an increase of 111.5%. Payments are defined through ANEEL Resolution. In fiscal year2003, the CDE expense only affected results as of April that year, due to the pass-through to tariffs of the costsrelated to this expense. CDE expenses prior to April 2003 were recognized as a regulatory asset in the Anticipated Expenses Account (CVA).

Financial Revenues (Expenses)

The financial result from January to September 2004 was a net financial expense of R$148 million, compared to a net financial expense of R$ 501 million from January to September 2003. The main factors impacting the financial result are as follows:

•    Income from financial application from January to September 2004 of R$ 92 million, compared to R$ 57 million from January to September 2003, an increase of 61.4%. This result is due to the greater volume of resources applied in 2004.

•    Income from monetary restatement and interest on accounts receivable from the State of Minas Gerais in the amount of R$ 196 million from January to September 2004, compared to R$119 million from January to September 2003, net of the provision for losses, for an increase of 64.7%. This result is principally because of the variation in the IGP-DI, the index used in the contract, of 10.61% from January to September 2004, compared to 6.05% during the same period in 2003.

•    Income from monetary variation and interest in the amount of R$ 62 million, due to actualization of the deferred tariff adjustment from January to September 2004.

•    Reduction in the PASEP and COFINS values incident on financial revenues due to the R$ 33 million reversal in the amounts provisioned in reference to the Extraordinary Tariff Recomposition. This reversal was because of a federal law that eliminated charging the mentioned taxes on financial revenues.

•    Net gains from exchange rate variations from January to September 2004 in the amount of R$15 million, compared to net gains of R$ 326 million from January to September 2003, basically due to loans and financing in foreign currency. From January to September 2004, the real appreciated 1.06% against the U.S.  dollar, compared to its 17.28% appreciation in the same period of 2003.

•    From January to September 2003, reversal of the provision for devaluation to market value of National Treasury Notes, indexed to the variation of the U.S. dollar in the amount of R$ 53 million. The National Treasury Notes were sold in December 2003, and thus did not affect 2004 results.

•    Net losses from financial instruments in the amount of R$ 100 million from January to September 2004, compared to net losses of R$ 26 million from January to September 2003, which occurred because of the greater volume of hedge operations in 2004, and the devaluation of the U.S. dollar against the real in the third quarter of 2004.

•    Increase of R$59 million in the monetary variation of loans and financing, a function of the higher variation of the IGP-M in 2004, which is the main index used for local-denominated debt.

•    The Company registered the allocation of interest on own capital in the amount of R$ 300 million as a substitute for dividends in fiscal year 2004 as a financial expense.

Non-operating Result

The non-operating result from January to September 2004 was R$ 12 million, compared to R$ 24 million from January to September 2003, a 50.0% reduction. This result is principally due to the deactivation and sale of CEMIG fixed assets.

Income Tax and Social Contribution

From January to September 2004, CEMIG reported Income Tax and Social Contribution expenses of R$ 474 million in relation to income of R$ 1,108 million, before taxes, a rate of 42.8%. The R$ 87 million provision for CRC losses is not deductible and increased the tax rate. From January to September 2003, the Company reported Income Tax and Social Contribution expenses of R$ 480 million in relation to income of R$ 1,292 million, before taxes, a rate of 37.1%.

CEMIG had a fiscal gain of R$ 102 million in 2004, a function of paying interest on own capital to its shareholders in substitution of the minimum mandatory dividend for fiscal year 2004.

Investment Program

Through the third quarter 2004, the following plants became operational, raising CEMIG’s installed generating capacity to 5,894 MW: the Pai Joaquim thermoelectric plant (23MW), the Barreiro hydroelectric plant (12.9 MW), and the three turbines at the Queimado Plant (105MW).

Multi-year Investment Program

Business	2003	2004	3Q 04	2005	2006	2007	2008

Generation	341	427	277	249	108	274	297
Transmission	70	106	63	239	308	144	260
Sub-transmission	42	58	14	161	186	139	156
Distribution	288	272	184	367	355	257	248
Support/Holding Co.	17	80	16	50	39	32	30
Subtotal	758	943	554	1,066	996	846	991
Non-cash Items	114	58	55	79	76	55	53
Subtotal	872	1,001	609	1,145	1,072	901	1,044
Atypical Activities	69	80	16	4	4	4	4
TOTAL	941	1,081	625	1,149	1,076	905	1,048

 * Values in constant currency of June 2004

 * Values in millions of reais, realized through 3Q 04 in constant currency.

Financial Funding Policy

As a company focused on growth and adding value in the long-term interest of its shareholders, CEMIG’s larger challenge is to finance the expansion of its installed capacity in the segments in which it operates. As it is subject to restrictions due to its conditions as a company partially owned by the state, CEMIG seeks creative alternatives to expand its access to the investor market and reduce its average weighted cost of capital, which will result in sustained growth. Thus, the strategy adopted by CEMIG has been, in addition to refinancing its debt, accessing the domestic and international capital markets. To this end it has become necessary to pay adequate attention to credit quality indicators that are followed not only by risk rating agencies, but also by creditors, by virtue of the covenants inserted in financing contracts. Adequate credit quality signifies ample access to low-cost financing, which leverages project returns, making them attractive from the shareholder’s point of view.

The assumptions the Company uses for financial funding have been the following:

• Taking advantage of favorable market conditions

• Reducing exposure to foreign currency

• Lengthening the debt profile

Debt Management

CEMIG’s debt amortization profile is quite concentrated in the short-term (approximately 59% of the Company’s debt matures in the next two years), which, combined with the volume of investments forecasted (about R$ 1 billion/year), means pressure on the cash flow, and indication of the need to obtain outside resources. On the other hand is the Company’s significant operating cash generation (R$ 1,797 million in 2003 and R$ 1,141 million in 2004) which, from a growth perspective, fulfills a relevant role in attending to investment needs and debt amortization.

Funding Strategy in 2004

The management of funding seeks to achieve two objectives: to lengthen the Company’s debt profile, and to reduce exposure to foreign currency. These priority objectives are part of the general strategyto keep indebtedness at about 40% of capitalization, and credit quality close to risk A classification.

The focus of rolling over debt in 2004 will be continued until the end of the year, and funds in the amount of R$ 1,331 million will be raised for this purpose.

Through September more than R$ 800 million was raised, with the issue of 10-year debentures in the amount of R$ 230 million as a highlight, and a long-term 4-year loan with ItaúBBA, in the amount of R$200 million.

In September of this year, in answer to an invitation to present loan proposals, a value of approximately R$ 1.5 billion was placed at the disposal of CEMIG, a sign of the market’s confidence in the Company’s ability to manage its indebtedness. At the time, CEMIG negotiated loans with five financial institutions (Banco do Brasil, Unibanco, ABN Amro Real, Credit Suisse First Boston and ItaúBBA), in amounts of up to R$810 million each. This contracting, already approved by the Board of Directors, will occur from October to December 2004, as CEMIG’s financial obligations come due. The loan package, with an average cost equal to the IGP-M + 10.32% per year, and an average four-year maturity will satisfactorily contribute to lengthening the Company’s debt profile and reducing exposure to foreign currency (approximately 30% of total debt through the end of 2004).

2005-2006 Funding Plan

The Company is focused on a Funding Program as per the table below, that favors obtaining resources on the capital markets. Through this Program the Company simultaneously seeks to lengthen its debt profile and create interest in its bonds that will serve as reference for future funding.

Funding Resources – 2004/2006

R$ Million June 2004	2004	2005	2006	Total
Debentures	230	217	1,053	1,500
Repricing Debt . 2001	0	460	460	920
Medium TermNotes	0	750	0	750
Debt Rollover	1,331	0	0	1,331
FIDC	0	250	0	250
Others	266	186	181	633
Eletrobrás RGR	101	84	92	277
Eletrobrás CDE (**)	31	81	89	201
Offset . Losses + Low Income (**)	84	0	0	84
Others	50	21	0	71
Total	1,827	1,863	1,694	5,384

(**) lost fund

With the example of the R$ 1.5 billion debenture program filed with the CVM, CEMIG intends to establish a Medium-Term Notes Program in the international market in the amount of US$ 500 million.  The Program anticipates issue of Eurobonds in U.S. dollars, euros or yen, both through Regulation S and Rule 144-A, taking advantage of the high demand for corporate bonds that are currently verified as being good quality.

Also included in CEMIG’s plans is the structuring of Creditor Rights Investment Funds – FIDC, for securitization of receivables related both to regulatory assets and the Company’s expressive client portfolio.

Unbundling

Since the start of 2004, CEMIG has sought the best way to unbundle its assets as determined by Law No. 10,848, dated March 2004. Thus, CEMIG’s Board of Directors approved the Company’s unbundling process, and it was sanctioned in August by the Governor in Law No. 15,290/2004, which authorized the corporate reorganization of CEMIG.

Through Letter No. 172/2004 – SFF/ANEEL, dated September 21, 2004, ANEEL approved CEMIG’s proposal regarding keeping generation and transmission activities in one company, as per the structure below.

CEMIG’s Board of Directors approved the Provisory Statutes of the new companies and thus, the two wholly owned subsidiaries of Cemig Geração e Transmissão S/A – CNPJ 06.981.176/0001-58 and Cemig Distribuição S/A – CNPJ 06.981.180/0001-16 were created. The holding company retains the name Companhia Energética de Minas Gerais – CEMIG, and keeps its current CNPJ (Business Tax ID number).

In order for these companies to perform their activities, prior authorization from ANEEL is necessary, which authorization should be obtained through a request to be sent on October 29, 2004. This request formalizes ANEEL approval for CEMIG’s corporate reorganization, as established in Official Circular No. 1078/2004-SFF/ANEEL, dated July 5, 2004, and should contain the necessary instructional documents. It is also necessary that the transfer of rights and obligations to subsidiaries be performed through an evaluation opinion done by a specialized company and approved by the General Shareholders Assembly, which should take place at the end of December.

One of the main premises of the Company Model to be adopted by CEMIG is sustainability of its Generation, Transmission and Distribution subsidiaries, seeking to retain the same credit quality that CEMIG currently enjoys.

GASMIG

The Association Agreement between CEMIG, GASMIG, Gaspetro and Petrobras is in the final approval stage. The Law Project to sell 40% of GASMIG’s shares in the amount of R$ 144 million is in the process of being voted on by the Legislative Assembly of Minas Gerais.

Dow Jones Sustainability World Indexes – DJSI World

The DJSI World selects companies with recognized corporate sustainability, which means that they are capable of creating long-term shareholder value due to their ability to take advantage of opportunities and to manage the risks associated with economic, environmental and social factors. It is an indicator that exhibits one of the highest levels of reliability and is an important reference for investors throughout the world.

For the fifth consecutive time CEMIG was selected by the DSJI World Indexes to be part of this select group of 318 companies throughout the world included in the 2004-2005 Index. The Company continues to be the only one in the Latin American electricity sector to be part of this Index.

Some statements and assumptions contained herein are forecasts based on the point of view and the assumptions of the administration, and involve known and unknown risks and uncertainties. Results may be materially different from those expressed or implicit in such declarations.

Contact:	Luiz Fernando Rolla
Head of Investor Relations
Tel. +55-31-3299-3930
Fax +55-31-3299-3933
lrolla@cemig.com.br

Table I

Statement of Results (Consolidated)

Values in millions of reais

	2004				2003
	TO 3Q	3Q	2Q	1Q	TO 3Q	3Q	YR
Net Income	5,100	1,704	1,772	1,624	4,056	1,513	5,623
Operating Expenses	(3,830)	(1,286)	(1,384)	(1,160)	(3,240)	(1,127)	(4,397)
EBIT	1,270	418	388	464	816	386	1,226
EBITDA	1,704	563	535	606	1,238	527	1,797
Financial Result	(149)	49	(224)	26	501	70	335
Non-operating Result	(12)	1	(6)	(7)	(24)	(12)	(61)
IncTax. Def Inc. Tax & Soc. Cont Prov	(474)	(190)	(97)	(187)	(480)	(166)	(554)
TJLP Reversal	300	100	200	—	—	—	250
Minority Participation	—	—	—	—	—	—	1
Net Income	935	378	261	296	813	278	1,197

Table II

Operating Income (Consolidated)

Values in millions of reais

	2004				2003
	TO 3Q	3Q	2Q	1Q	TO 3Q	3Q	YR
Sales to End Consumers	6,318	2,214	2,209	1,895	5,217	1,903	7,179
Deferred Tariff Adjustment - RTD	330	30	33	267	—	—	—
Supply	30	11	12	7	50	20	57
Transmission Network Revenues	183	59	59	65	191	68	257
Gas Supply	332	114	146	72	194	79	367
Others	94	35	35	24	78	35	108
Deduction	(2,187)	(759)	(722)	(706)	(1,674)	(593)	(2,345)
Net Income	5,100	1,704	1,772	1,624	4,056	1,512	5,623

Table III

Operating Expenses (Consolidated)

Values in millions of reais

	2004				2003
	TO 3Q	3Q	2Q	1Q	TO 3Q	3Q	YR
Purchased Energy	1,075	366	370	339	1,037	356	1,393
Personnel / Employee Participation	641	196	254	191	501	162	834
Depreciation & Amortization	435	145	148	142	422	141	570
Fuel Consumption Account - CCC	219	78	79	62	220	62	282
Energy Development Account - CDE	165	64	70	31	78	41	118
Basic Network Use Charges	399	161	145	93	248	91	310
Third-Party Services	237	70	92	75	221	83	321
Forluz – Post-Retirement Employee Benefits	80	27	26	27	36	12	74
Materials	64	21	23	20	62	21	88
Royalties	67	32	27	8	48	21	14
Gas Purchased for Resale	217	74	92	51	126	49	246
Operating Provisions	97	(4)	16	85	133	53	105
Other Expenses & Provision for Tariff Recomposition Losses	134	56	42	36	108	35	42
Total	3,830	1,286	1,384	1,160	3,240	1,127	4,397

Table IV

Energy Sales (Consolidated)

	No. of Consumers		MWh		R$ th
	September 30		9 months ended September 30		9 months ended September 30
	2004	2003	2004	2003	2004	2003
Residential	4,809,393	4,697,553	4,884,515	4,896,586	2,012,577	1,704,185
Industrial	68,324	68,657	17,222,951	16,129,649	2,648,056	2,081,996
Commercial	528,986	520,389	2,606,594	2,515,268	921,466	748,629
Rural	383,765	361,561	1,307,811	1,298,083	281,629	238,093
Other	55,430	53,596	1,854,255	1,843,719	435,839	360,633
Own Consumption	1,322	1,321	40,107	40,436	—	—
Unbilled Supply, Net			—	—	18,513	83,739
Supply	5	5	307,956	207,690	19,004	15,119
MAE Transactions					10,990	34,985
TOTAL	5,847,225	5,703,082	28,224,189	26,931,431	6,348,074	5,267,379

Table V

Analysis of Financial Result

Value in millions of reais

	2004				2003
	TO 3Q	3Q	2Q	1Q	TO 3Q	3Q	YR
Financial Income	772	334	244	194	926	242	1,114
Income from Short-term Investments	92	39	20	33	66	33	75
Fines to Electricity Accounts	47	19	14	14	41	15	56
CRC/State Contract (interest+ monetary variation)	196	68	73	55	119	37	164
Monetary Variation of Tariff Recomposition Extraordinary	388	138	142	108	398	175	379
Exchange Rate Var.	34	34	(2)	2	339	(17)	352
Others	15	36	(3)	(18)	(37)	(1)	88

Financial Expenses	(621)	(185)	(268)	(168)	(425)	(172)	(529)
Loan and Financing Charges	(279)	(99)	(88)	(92)	(244)	(93)	(350)
Monetary Variation in Tariff Recomposition Extraordinary & Suppliers	(62)	(25)	(20)	(17)	(57)	(20)	(56)
Exchange Rate Var.	(20)	103	(106)	(17)	(24)	(9)	(16)
Mon. Var. Liabilities- Company Financ.	(102)	(51)	(32)	(19)	(44)	(12)	(53)
CPMF	(33)	(12)	(11)	(10)	(27)	(11)	(39)
Provision for Losses from Derivatives	(102)	(98)	3	(7)	(35)	(18)	(35)
Others	(23)	(3)	(14)	(6)	6	(9)	20
Interest on Own Capital	(300)	(100)	(200)	—	—	—	(250)
Financial Result	(149)	49	(224)	26	501	70	335

Table VI

Related party transactions

Values in million of Reais

	State of Minas Gerais Government
	09/30/2004	06/30/2004

ASSETS
Current Assets
Customers and distributors	20	21
Tax Recoverable -
State VAT recoverable	30	27
Noncurrent assets

Account receivable from Minas Gerais State Government	1,087	1,019
Tax Recoverable -
VAT recoverable	114	107
VAT recoverable - judicial challenge
Customers and distributors

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Taxes, fees and charges
VAT - ICMS payable	188	176
Interest on capital and Dividends	138	116
Long-term liabilities
Debentures	55	53
Operating Provision	8	8

Table VII

Shareholder Participation

	Number of shares on September 30, 2003
Shareholders	Ordinary	%	Preferred	%	Total	%
State of Minas Gerais	36,345,563,248	51.3	2,771,169,109	3.0	39,116,732,357	24.1
Southern Electric Brasil Part. Ltda.	23,362,956,173	33.0			23,362,956,173	14.4
Others
Domestic	18,503,022,148	12.0	32,974,057,510	36.1	41,477,079,658	25.6
Foreign	2,662,626,354	3.8	55,534,424,483	60.8	58,197,050,837	35.9
Total	70,874,167,923	100.0	91,279,651,102	100.0	162,153,819,025	100.0

Table VIII

BALANCE SHEET

ASSET

(In millions of reais)

	2004			2003
	3Q	2Q	1Q	YR
CURRENT	3,457	3,110	2,609	2,558
Current Assets	1,009	597	447	440
Consumers and Resale	1,232	1,264	1,090	1,059
Consumers – Tariff Recomposition	342	308	271	279
Concessionaires – Energy Trans.	27	26	29	29
Resale – MAE Transactions	44	44	45	39
Taxes Receivable	108	112	99	108
Storage	18	20	21	22
Anticipated Expense – CVA	519	507	341	315
Tax Credits	—	104	123	114
Receivables from Federal Govt. - Loss Of Revenues from Low Income Consumers	9	5	18	40
Other Credits	149	123	125	113

LONG-TERM ASSETS	4,008	3,937	4,056	3,663
Accounts Receivable from Govt. of State of Minas Gerais	1,087	1,019	946	891
Consumers – Tariff Recomposition	1,140	1,196	1,259	1,265
Anticipated Expenses - CVA	149	192	359	306
Tax Credits	273	241	262	269
Deferred Tariff Adjustment	391	342	290	—
Rationing – Bonus and adaptation costs	23	23	23	23
Resale – MAE Transactions	579	569	565	567
Taxes Receivable	134	127	126	116
Deposits Linked to Lawsuits	86	84	83	82
Consumers and Resale	28	26	89	91
Other Credits	118	118	54	53

PERMANENT	8,954	8,853	8,843	8,804
Investments	895	870	847	798
Fixed Assets	8,039	7,962	7,974	7,984
Deferred	20	21	22	22

Total Assets	16,419	15,900	15,508	15,025

Table VIII

BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

Values in million of Reais

	2004			2003
	3rd Q.	2nd Q.	1st Q.	Year
CURRENT LIABILITIES	4,061	3,885	3,620	3,517
Suppliers	679	671	651	611
Taxes payable	414	393	378	322
Advance billings of electric power	—	—	—	—
Loan, Financing and Debentures	1,613	1,675	1,609	1,587
Payroll and related charges	191	175	177	199
Interest on capital and dividends	575	484	302	311
Employee post-retirement benefits	197	193	188	185
Regulatory charges	109	109	113	134
Other	283	185	202	168

LONG-TERM LIABILITIES	5,137	5,073	5,006	4,922
Loan, Financing and Debentures	2,466	2,304	2,227	2,271
Employee post-retirement benefits	1,401	1,435	1,467	1,496
Suppliers - wholesale	267	280	291	325
Rationing - surcharge	—	—	—	—
Taxes and social charges	515	555	552	440
Reserve for contingencies	388	415	398	321
Other	100	84	71	69
	—	—	—	—
PARTICIPATION IN ASSOCIATE COMPANIES	27	27	27	27
		—	—	—
SHAREHOLDERS’ EQUITY	7,194	6,915	6,855	6,559
Paid-in Capital	1,622	1,622	1,622	1,622
Capital reserves	4,032	4,032	4,032	4,032
Income reserves	878	878	878	878
Retained earnings (losses)	635	356	296	—
	7,167	6,888	6,828	6,532
Funds for capital increase	27	27	27	27

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,419	15,900	15,508	15,025

Table IX

Cash Flow Statement

Values in millions of reais

	2004 3Q	2003 3Q

Cash at Start of Period	441	123
Cash Generated by Operations	1,199	587
Net Income	935	813
Depreciation and Amortization	435	422
Suppliers	(31)	(504)
Other Adjustments	(140)	(144)
Financing Activity	(31)	281
Financing Obtained	777	904
Loan and Financing Payments	(799)	(623)
Other	(9)	—
Investment Activity	(599)	(698)
Investments Outside Concession	(101)	(167)
Investments Within Concession	(599)	(592)
Special Obligations - consumer contributions	101	62
Other	—	(1)
Cash at End of Period	1,009	293

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS
GERAIS – CEMIG

By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer

Date: November 5, 2004